  Exhibit 21.1

SUBSIDIARIES OF WRAP TECHNOLOGIES, INC.

Subsidiary Name	Jurisdiction of Incorporation
Wrap Reality, Inc.	Arizona
Intrensic, LLC	Delaware
GSRI Services, LLC	Delaware
Wrap Federal, LLC	Delaware